FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 14, 2014, announcing that registrant’s wholly-owned subsidiary Wavestream, appointed its past President and co-founder James Rosenberg as its CTO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 14, 2014	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat’s Wavestream Appoints Past President and Co-Founder James Rosenberg CTO

San Dimas, CA, October 14, 2014 – Wavestream, a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT) providing solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems, announced today the appointment of Wavestream past President and co-founder James Rosenberg as CTO.

Before rejoining Wavestream, James Rosenberg held senior engineering positions in his native state of California: most recently, at Comtech Xicom Technology, where he was responsible for the development of solid-state microwave amplifiers for satellite and terrestrial communications; and previously at BTCPower (Broadband TelCom Power, Inc.) , where he managed the development of sophisticated electronics systems. Prior to that, he co-founded Wavestream and served as company President for almost seven years. Before founding Wavestream, Rosenberg managed the MicroDevices Laboratory at NASA's Jet Propulsion Laboratory and served as Director of Engineering at GPD Optoelectronics.

With a PhD in Electrical Engineering from Columbia University, an MSEE in Electrical Engineering from the University of California, Berkeley, and a BSc in Engineering from Brown University, Rosenberg held full-time faculty positions at Brown University and Harvey Mudd College, and was a Visiting Professor at Caltech, before beginning his career in the private sector.

“We are excited to have Jim’s solid technical and managerial skills back in Wavestream,” said Bob Huffman, General Manager at Wavestream. “His extensive experience in management of engineering teams and alignment of market-focused project execution solutions are going to greatly aid in achieving our objectives.”

About Wavestream
Wavestream designs and manufactures solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial advantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company’s web site at www.wavestream.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com